[Exelixis Letterhead]

April 13, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Exelixis, Inc.
Registration Statement on Form S-3 (File No. 333-122079)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Filing”) to become effective at 10 a.m. Eastern Time on April 15, 2005 or as soon thereafter as is practicable.

In connection with this request, the undersigned registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the undersigned registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EXELIXIS, INC.

By:	/s/ Christoph Pereira
Name:	Christoph Pereira
Title:	Vice President, Legal Affairs & Secretary

cc:	Andy Vachss, Esq.